NEWS RELEASE
TSX Venture Exchange Symbol: SNV	May 12, 2006

SONIC TECHNOLOGY EVALUATED AT SYDNEY TAR PONDS PUBLIC HEARING

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today announced that the Cape Breton University (CBU) presented results from treatability studies conducted on PCB sample materials from the Sydney Tar Ponds using Sonic’s non-thermal technologies for PCB remediation. The results of the treatability studies, which show that Sonic’s technologies successfully destroyed PCB to a non-detectable level in samples taken from the Tar Ponds, were presented at a public hearing in Sydney, Nova Scotia.

In 2004, the Federal Government and the Government of Nova Scotia proposed a 10-year, $400-million plan to clean up the Sydney Tar Ponds site, contaminated with PCBs and other toxins. It is considered one of Canada's most toxic sites. The Sydney Tar Ponds Agency (STPA) was established in 2004 to conduct a full remediation of the site. The STPA proposed incineration as a solution for the destruction of the PCB material. Public opposition to the incineration of PCB was a key factor that led to the formation of a Joint Federal-Provincial Review Panel (Panel) for the environmental assessment of the Sydney Tar Ponds and Coke Ovens Sites Remediation Project in 2005. The public panel hearings commenced April 29, 2006 and will end tomorrow, May 13th. A final report by the Panel is scheduled to be completed in the coming weeks. The CBU submitted the treatability study report in its capacity as an intervener at the panel hearings. Dr. Jane Lewis, a CBU Dean, presented Sonic as an alternative to incineration for PCB destruction to the Panel as a viable and proven non-thermal alternative being available to the STPA. This report included incineration and Sonic technologies as the only options. As stated by Dr. Lewis, the CBU’s goal in this case was to present an unbiased scientific review of the science behind the proposed methods. In the evaluation of Sonic’s technology, the report stated that there was no detectable PCB following Sonic’s destruction process.

Results of the study are available on the joint federal-provincial review panel website at http://www.stpco-review.ca.

About Sonic Environmental Solutions Inc.

The Company markets both the Terra-Kleen solvent extraction technology for the removal of Persistent Organic Pollutants (POPs) and the PCB Sonoprocess™ technology for the chemical destruction of POPs. Sonic’s technologies are unique in providing a non-thermal, low-cost remediation solution to some of the most toxic contaminants and hazardous waste materials.

The Company develops proprietary SonoprocessTM applications using the enhancement of sonic energy generated by its patented industrial-scale sonic generator technology.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

FOR MORE INFORMATION, please contact:
Laura Byspalko, Public Relations Manager, at Tel: 604-736-2552 or Email: info@sesi.ca.

www.SonicEnvironmental.com